

August 31, 2012

<u>Via E-mail</u>
Dishan Guo
Chief Executive Officer
China Internet Cafe Holdings Group, Inc.
#1707, Block A, Genzon Times Square
Longcheng Blvd, Center City, Longgang District
Shenzhen, Guangdong Province
People's Republic of China 518172

> **Re: China Internet Cafe Holdings Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-52832**

Dear Mr. Guo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Benjamin Tan, Esq.
      Sichenzia Ross Friedman Ference LLP